EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 27, 2008 (which expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment) with respect to our audits of the financial statements of Cougar Biotechnology, Inc., included in its Annual Report on Form 10-KSB for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008. This Registration Statement relates to the registration of a total of 2,255,615 shares of common stock of Cougar Biotechnology, Inc.

/s/    J.H. Cohn LLP

San Diego, California

November 20, 2008